Exhibit 99.4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On March 3, 2011, Partner Communications Company Ltd. (the "Company") completed the acquisition of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. (the "Seller"), (the "Transaction"). 012 Smile, a private Israeli company, is a leading provider of communication services in Israel, which provides a wide range of broadband and traditional voice services. 012 Smile's broadband services include broadband Internet access (ISP) with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network. 012 Smile's integrated multipurpose network allows it to provide services to almost all of the homes and businesses in Israel.

The Company has acquired all of the issued and outstanding shares of 012 Smile and therefore is the controlling party of 012 Smile, which will allow it to become a leading comprehensive communications group, expanding its services and products.

The purchase price for the acquisition of 012 Smile was NIS 650 million. The Company had previously paid NIS 30 million as a deposit for the acquisition. The reminder NIS 620 million was funded by cash on hand of NIS 158 million and notes payable of NIS 462 million. The purchase price included a repayment of shareholder's loan that 012 Smile had previously received from the Seller in a total amount of approximately NIS 456 million as of the Transaction date (as of December 31, 2010 NIS 446 million), including interest accrued. The purchase price also included an assignment by 012 Smile to the Seller of the right to receive payments due from a third party in an amount of approximately NIS 38 million as of the Transaction date (as of December 31, 2010 NIS 36 million). As part of the Transaction 012 Smile undertook a liability to the Company by an amount similar to the loan less the receivable above. As part of the Transaction, the Company also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million.

The acquisition was approved by all required third parties prior to March 3, 2011, including the Israeli Ministry of Communications approval which was subject to certain terms with respect to structural separation between the Company and 012 Smile for a limited period of time that will end, at the latest, on December 31, 2012, as set forth in the Regulations which were regulated under the Communications Law (Telecommunications and Broadcasting), 1982.

The acquisition will be accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill. As of the date of this pro forma information, the valuation studies necessary to finalize the fair values of the assets acquired and liabilities and contingent liabilities assumed and the related allocation of the purchase price have not been completed. Accordingly, the Company allocated the total purchase price, as described below to assets acquired and liabilities and contingent liabilities assumed based on preliminary purchase price allocation which uses preliminary estimates of their fair values and amortization periods. The final determination of the fair values and amortization periods, which will be based on the actual net tangible and intangible assets of 012 Smile that existed as of the acquisition date, March 3, 2011, may differ materially from the preliminary estimates. Accordingly actual amounts allocated to the assets acquired and liabilities and contingent liabilities assumed could differ from the amounts reflected in the unaudited pro forma condensed consolidated financial information included herein and such differences could be material.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the estimated effects of the acquisition of 012 Smile on the Company's consolidated financial statements.

(1)
The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2010 has been prepared as though the acquisition of 012 Smile occurred on December 31, 2010, and combines the statement of financial position of the Company and 012 Smile as of December 31, 2010.

(2)
The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 has been prepared as though the acquisition of 012 Smile occurred on  January 31, 2010, and combines the Company's statement of income for the year ended December 31, 2010 with 012 Smile's statement of loss for the eleven months ended December 31, 2010. 012 Smile commenced its operations on January 31, 2010 immediately after it purchased the business of B-Communications Ltd. ("B-Com"). The effect of the 012 Smile January 2010 results on the unaudited pro forma condensed consolidated statement of income is omitted since it is impracticable to obtain any financial data for the period prior to the acquisition date of the business of B-Com by 012 Smile. The effect of the 012 Smile January 2011 results on the unaudited pro forma condensed consolidated statement of income is omitted since the results are considered immaterial.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the annual financial statements of the Company and 012 Smile for 2010.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited pro forma condensed consolidated statement of financial position

		New Israeli shekels in millions
		December 31, 2010
	Note	The Company	012 Smile	Pro-Forma Adjustments	Pro-Forma Consolidated

CURRENT ASSETS
Cash and cash equivalents	A(1)	321	31	(158)	194
Trade receivables	A(2)	1,331	234	(5)	1,560
Other receivables and prepaid expenses	A(1), A(3)	71	16	(12)	75
Deferred expenses			35		35
Inventories		101	4		105
Income tax receivables			9		9
Derivative financial instruments		6			6
		1,830	329	(175)	1,984
NON CURRENT ASSETS
Trade Receivables		632	5		637
Other receivables	A(1), A(3)		24	(24)
Advance payment in respect of the acquisition of 012 smile	A(1)	30		(30)
Property and equipment		2,058	144		2,202
Licenses and other intangible assets	A(3)	1,077	399	3	1,479
Goodwill	A(3)		226	285	511
Deferred expenses			291		291
Employee benefit assets			4		4
Deferred income tax asset	A(3)		10	3	13
		3,797	1,103	237	5,137
TOTAL ASSETS		5,627	1,432	62	7,121

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

		New Israeli shekels in millions
		December 31, 2010
	Note	The Company	012 Smile	Pro-Forma Adjustments	Pro-Forma Consolidated

CURRENT LIABILITIES
Current maturities of notes payable, other liabilities and bank borrowings		628	181		809
Trade payables	A(2)	771	205	(5)	971
Parent group - trade		72			72
Other payables		264	32		296
Shareholder loan	A(1) , A(3)		37	(37)
Deferred revenue		51	5		56
Provisions		26	3		29
Derivative financial instruments		3			3
Income tax liability		11			11
		1,826	463	(42)	2,247
NON CURRENT LIABILITIES
Notes payable	A(1)	1,836		462	2,298
Bank borrowings	A(3)	1,252	596	15	1,863
Shareholders loan	A(1), A(3)		409	(409)
Liability for employee rights upon retirement, net		54			54
Dismantling and restoring sites obligation		23			23
Other non current liabilities		8			8
Deferred income tax liability		2			2
		3,175	1,005	68	4,248
		5,001	1,468	26	6,495
EQUITY
Share capital		2			2
Capital surplus		1,099			1,099
Accumulated deficit	A(3)	(124)	(36)	36	(124)
Treasury shares		(351)			(351)
		626	(36)	36	626
TOTAL LIABILITIES AND EQUITY		5,627	1,432	62	7,121

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited pro forma condensed consolidated statement of income

		New Israeli Shekels in millions
		For the year ended December 31, 2010
	Note	The Company	012 Smile*	Pro-Forma Adjustments	Pro-Forma Consolidated

Revenues	B(2)	6,674	1,113	(88)	7,699
Cost of revenues	B(2)	4,093	806	(88)	4,811
Gross profit		2,581	307		2,888

Selling and marketing xpenses	B(3)	479	174		653
General and administrative xpenses		306	77		383
Other income, net		64			64
Operating profit		1,860	56		1,916
Finance income		28	5		33
Finance expenses	B(1), B(3)	209	104	(26)	287
Finance costs, net		181	99	(26)	254
Profit before (loss) income tax		1,679	(43)	26	1,662
Income tax expenses (benefit)	B(4)	436	(8)	6	434
Profit (loss) for the year		1,243	(35)	20	1,228

Earnings per share
Basic		8.03			7.93
Diluted		7.95			7.86

* Represents the results of 012 Smile for the eleven months period from January 31, 2010 to December 31, 2010, which were derived from 012 Smile's audited annual financial statements for 2010. 012 Smile commenced its operations on January 31, 2010 immediately after it purchased the business of B-Com. The effect of the 012 Smile January 2010 results on the unaudited pro forma condensed consolidated statement of income is omitted since it is impracticable to obtain any financial data for the period prior to the acquisition date of the business of B-Com by 012 Smile. The effect of the 012 Smile January 2011 results on the unaudited pro forma condensed consolidated statement of income is omitted since the results are considered immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

A. Notes to unaudited pro forma condensed consolidated statement of financial position provide pro forma effect to the Transaction as if it had been completed on December 31, 2010 (continued)

(1)
The pro-forma adjustments were made reflecting the purchase price of NIS 650 million consisting of NIS 30 million in a form of advance payment which was paid prior to December 31, 2010. The reminder NIS 620 million is assumed paid on December 31, 2010, and financed by additional notes payable in an amount of NIS 462 million and cash on hand in an amount of NIS 158 million.

The pro-forma adjustments were made assuming that the purchase price included a repayment of a loan 012 Smile has received from the Seller in a total amount NIS 446 million (included principal of NIS 409 million and accrued interest of NIS 37 million). The purchase price also included an assignment by 012 Smile to the Seller of the right to receive payments due from a third party in an amount of approximately NIS 36 million (of which NIS 12 million are presented in current assets, and NIS 24 million are presented in non-current assets). As part of the Transaction 012 Smile undertook a liability to the Company by an amount similar to the loan less the receivable above. The table below presents the abovementioned balances repaid or used as part of the Transaction in the unaudited condensed consolidated pro forma statement of financial position:

	NIS in millions
	December 31, 2010
	The Company	012 Smile
Current assets- Other receivables		12
Non current assets- Other receivables		24
Current liabilities- Accrued interest in respect of shareholder's loan		37
Non current liabilities- Shareholder's loan		409
Non current assets- Advance payment in respect of the acquisition of 012 smile	30

(2)	The pro-forma adjustments were made eliminating that the inter-company balances as of December 31, 2010 between the Company and 012 Smile:

	NIS in millions
	December 31, 2010
	The Company	012 Smile	Pro-Forma Consolidated
Intercompany balances eliminated:
Current assets- Trade receivables	2	3	5
Current liabilities- Trade payables	3	2	5

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

A.	Notes to unaudited pro forma condensed consolidated statement of financial position provide pro forma effect to the Transaction as if it had been completed on December 31, 2010(concluded)

(3)
Under the purchase price method, the total consideration of NIS 650 million is allocated to the 012 Smile identifiable tangible and intangible assets and liabilities and contingent liabilities assumed based on their estimated fair values as of the date of the Transaction. The preliminary purchase price allocation to 012 Smile's assets and liabilities and contingent liabilities assumed is as follows:

	NIS in millions
	December 31, 2010
	Value	Useful life (years)
Book value of 012 Smile's net assets:	(36)
Addition to net assets due to repayment of shareholder's loan (see note A(1))	446
Reduction in net assets due to assignment of receivables to the Seller (see note A(1))	(36)
Excess of purchase price allocated to identifiable assets acquired and liabilities and contingent liabilities assumed based on their fair values over their book values:
Customer relationships	2	8
Brand name	1	12
Non current bank loans	(15)
Deferred tax	3
Goodwill	285
Total purchase price (includes prepayment as described in note A(1))	650

The above information is based on the fair values assigned to the following: Customer relationships - NIS 287 million, Brand name - NIS 73 million, Goodwill - NIS 511 million.

This pro forma financial information is not necessarily indicative of the consolidated statement of financial position that would have been had the acquisition taken place on December 31, 2010, nor is it necessarily indicative of future consolidated statements of financial position.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

B.	Notes to unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 provide pro forma effect to the Transaction as if it had been completed on January 31, 2010

(1)
The purchase price of NIS 650 million was financed by additional notes payable series C issued on February 24, 2011 for an amount of NIS 462 million, and cash on hand. For the purpose of this unaudited condensed consolidated pro forma statement of income for the year ended December 31, 2010 there is an assumption that the purchase price was paid on January 31, 2010 financed by similar notes payable issued on January 31, 2010 in an amount of NIS 462 million with the same terms, and cash on hand, resulting an increase in interest expenses of approximately NIS 24 million for the eleven months ended December 31, 2010, based on an average annual interest rate of 3.35%, and on linkage differences to the Consumer Price Index in Israel  ("CPI") (principal and interest).

The pro-forma adjustments were made assuming that on January 31, 2010 the purchase price included a repayment of a loan 012 Smile had received from the Seller in a total amount NIS 446 million, including interest accrued. Interest expenses in respect of this loan of approximately NIS 46 million previously recorded by 012 Smile through December 31, 2010, based on an average annual interest rate of 10% and on linkage differences to the CPI (principal and interest), were eliminated in the unaudited condensed consolidated pro forma statement of income for the year ended December 31, 2010.

The purchase price also included an assignment by 012 Smile to the Seller of the right to receive payments due from a third party in an amount of approximately NIS 36 million. Interest expenses in an amount of NIS 2 million in respect of the CPI linkage of this balance, previously recorded by 012 Smile were eliminated.

As part of the Transaction 012 Smile undertook a liability to the Company by an amount similar to the loan less the receivable above. The intercompany loan from the Company to 012 Smile and its respective interest expenses were eliminated in the consolidation presentation.

(2)
The pro-forma adjustments were made to reflect elimination of inter-company transactions between the Company and 012 Smile in the presentation of the unaudited pro-forma condensed consolidated statement of income, as follows:

	NIS in millions
	For the eleven months ended December 31, 2010
	The Company	012 Smile	Pro Forma Consolidated
Revenues	40	48	88
Cost of revenues	48	40	88

(3)
Under the purchase method the total purchase consideration is allocated to the 012 Smile identifiable tangible and intangible assets acquired and liabilities and contingent liabilities assumed based on their estimated fair values as of the date of the Transaction.

Accordingly, pro-forma adjustments were made assuming that the fair values of intangible assets acquired and liabilities and contingent liabilities assumed were amortized resulting in the following charges to statement of income:

NIS in millions
For the eleven months ended December 31, 2010
Selling and marketing expenses	*
Finance income	2

* Representing an amount of less than one million.

(4)
The tax expenses in respect the pro forma adjustments are based on the corporate tax rate for the year 2010. The deferred taxes are based on the corporate tax rates for the years the temporary differences are expected to be utilized.

This pro forma financial information is not necessarily indicative of the consolidated results that would have been had the acquisition taken place on January 31, 2010, nor is it necessarily indicative of future results.